UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2007

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 1260, 999 West Hastings Street, Vancouver, B.C. Canada V6C 2W2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

For Immediate Release: NR 07-17

EXETER TO DRILL 5,000 METRES ON CASPICHE GOLD PORPHYRY, CHILE

Vancouver, BC, June 14, 2007 – Exeter Resource Corporation (AMEX:XRA, TSX-V:XRC, Frankfurt:EXB) (the “Company” or “Exeter”) has committed to a minimum of 5,000 metres of new reverse circulation and diamond drilling on its Caspiche gold porphyry target in Chile. The program will follow up drill hole CSDH_013 that intersected 304 metres of mineralization averaging 0.9 g/t gold (0.026 oz/ton) from a downhole depth of 40 metres.

Drilling contracts are now being finalized for the new program to commence as soon as the property can be accessed following the southern winter. It is expected that drill holes will be on 100 metre spacings to depths of 300 to 500 metres. A detailed induced polarization survey will also be contracted to assist in the definition of the porphyry system.

Further Caspiche Epithermal Zone Drilling Results

Twelve of the recently completed thirteen reverse circulation drill holes (3,697 metres) focused on high sulphidation epithermal gold mineralization, 2.5 kilometres to the east of drill hole CSDH_013. Results of the first six drill holes were announced March 2nd, 2007.

The final drill holes testing the epithermal gold zone intersected gold grades similar to those previously encountered. Results validate the epithermal zone but indicate that it occurs largely at depths in excess of 100 metres, with few holes intersecting significant mineralization above 50 metres. Because of its reduced commercial potential, further investigation of the epithermal zone will be deferred in favour of work on the gold porphyry target.

Results for all of Exeter’s drilling to date at the Caspiche project can be viewed on the Company website at: http://www.exeterresource.com/chile_maricunga.php.

Quality Control and Assurance

The assayed mineralization reported for drill hole CSDH_013 is the drill intersection width and may not represent the true width of mineralization. Assay results are preliminary and have been calculated using a 0.5 g/t gold equivalent cut-off grade, with no cutting of high grades. All reverse circulation drill samples are collected using a cyclone in two metre intervals; no compositing is undertaken at the rig. Gold samples were prepared and assayed by fire assay (50 gram charge) and ICP-MS used for copper at the ACME laboratory in Santiago, an ISO-9001:2000 certified laboratory. Standard, blank and duplicate samples are used throughout the sample sequence as checks for the exploratory reverse circulation drilling.

Jason Beckton, the Company’s Manager for Chile and a “qualified person” within the definition of that term in Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter is a Canadian mineral exploration company focused on the discovery and development of gold-silver properties in South America.

In Chile, the Company recently completed a drill hole with 304 metres at a grade of 0.9 g/t gold on the Caspiche gold porphyry project, located between Kinross’ Refugio mine and the giant Cerro Casale gold project. In southern Chile, Exeter is prospecting 48 gold, silver and base metal targets under a strategic agreement with Rio Tinto Mining and Exploration Limited.

In Mendoza Province, Argentina, the Don Sixto Project is advancing rapidly to a decision on mine development options. A new, independent resource calculation is scheduled for release later in June, ahead of a development options study which will establish the parameters of further feasibility and environmental studies. Drilling is scheduled to restart mid-year, testing zones of higher grade mineralization that are evident from recent resource modeling by our Mendoza based geologists.

At Cerro Moro, one of 12 epithermal gold and silver properties that constitute a strategic agreement with Cerro Vanguardia S.A., (CVSA) an AngloGold Ashanti subsidiary, drilling will continue through 2007. The Company expects to have drilled 10,000 metres on the property by July, triggering the right for CVSA to back-in for a sixty percent joint venture interest in the project. Should the right be exercised, Exeter will receive a cash payment and will be free-carried to the completion of a bankable feasibility study. Should CVSA not back-in, its interest will revert to a two percent net smelter returns royalty.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings St. Vancouver, BC Canada V6C2W2 exeter@exeterresource.com

Safe Harbour Statement - This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995, including those referring to the timing of a new resources estimate for the Don Sixto Project and of new exploration on the Caspiche gold property. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION

(Registrant)

Date June 14, 2007

By:	/s/ Paul C. MacNeill

Paul C. MacNeill

Director